QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Management's discussion and analysis of financial condition and results of operations

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited condensed consolidated financial statements and the notes thereto set forth in this offering memorandum and the section titled "Operating and Financial Review and Prospects" in our 2014 Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk factors" or in other parts of this offering memorandum.

Key performance indicators

Revenues

        Revenue Composition and Sources of Revenue Growth. In the first three months of 2015, we generated total revenues of RMB2.4 billion (US$394 million).

        We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business for the periods indicated, both in absolute amounts and as percentages of our total revenues.

	For the year ended December 31,							For the three months ended March 31,
	2012		2013		2014			2014		2015
(in thousands, except percentages)	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

Revenues:
Accommodation reservation(1)	1,702,501	39	2,214,171	39	3,201,427	515,976	41	656,662	39	951,780	153,538	39
Transportation Ticketing(2)	1,690,286	38	2,161,784	38	2,950,072	475,465	38	651,065	39	947,908	152,913	39
Packaged-tour	689,661	16	935,685	16	1,055,369	170,095	14	259,221	15	395,912	63,867	16
Corporate travel	199,756	4	266,989	5	373,407	60,182	5	70,956	4	92,713	14,956	4
Others	126,988	3	138,389	2	192,282	30,991	2	35,268	3	54,989	8,871	2
Total revenues	4,409,192	100	5,717,018	100	7,772,557	1,252,709	100	1,673,173	100	2,443,303	394,145	100

(1)
Accommodation reservation revenues mainly represent revenues from reservations of hotels, hostels, vacation rentals and other accommodation-related services.

(2)
Transportation ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other transportation related services.

        As we generally do not take ownership of the products and services being sold and act as an agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and value-added telecommunications businesses in China, we conduct part of our air-ticketing and packaged-tour businesses in China through our affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities.

        Accommodation reservation.    Revenues from our accommodation reservation business have been our primary source of revenues since our inception. Revenues from our accommodation reservation business have increased from RMB657 million in the first three months of 2014 to RMB952 million (US$154 million) in the first three months of 2015, representing 39% of our total revenues for each period.

        We primarily generate our accommodation reservation revenues through commissions from hotels. We recognize revenues when we receive confirmation from a hotel that a customer who booked the hotel through us has completed the stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the "ratchet system." Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.

        Transportation ticketing.    Transportation ticketing revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services. Revenues from our transportation ticketing business have increased from RMB651 million in the first three months of 2014 to RMB948 million (US$153 million) in the first three months of 2015, representing 39% of our total revenues for each period.

        We conduct our transportation ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent transportation ticketing service companies. Commissions from ticketing services rendered are recognized after tickets are issued.

        Packaged-tour.    Revenues from our packaged-tour business have increased from RMB259 million in the first three months of 2014 to RMB396 million (US$64 million) in the first three months of 2015, representing 15% and 16% of our total revenues in the respective periods. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered.

        Corporate travel.    Corporate travel revenues primarily include commissions from transportation ticket booking, accommodation reservation and packaged-tour services rendered to corporate clients. Revenues from our corporate travel services have increased from RMB71 million in the first three months of 2014 to RMB93 million (US$15 million) in the first three months of 2015, representing 4% of our total revenues for each period. Commissions from transportation ticketing services rendered are recognized after transportation tickets are issued. Commissions from accommodation reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of commissions amount by the hotel. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

        Other products and services.    Other products and services comprise primarily of online advertising services, the sale of Property Management System ("PMS") and related maintenance service. We place our customers' advertisements on our websites and in our introductory brochures. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We conduct PMS sale and maintenance business through Beijing JointWisdom Information Technology Co., Ltd. (formerly China Software Hotel Information System Co., Ltd.). The sale of PMS is recognized upon customer's acceptance. Maintenance service revenue is recognized ratably over the term of the maintenance contract on a straight-line basis.

Cost of revenues

        Cost of revenues are costs directly attributable to rendering our revenues, which consists primarily of payroll compensation of customer service center personnel, credit card service fee, telecommunication expenses, and other direct expenses incurred in connection with our transaction and service platform.

        Cost of revenues accounted for 28% and 30% of our net revenues for the three-month period ended March 31, 2014 and the three-month period ended March 31, 2015, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to the high efficiency of our customer service system and reasonable labor costs in China. Our cost efficiency was further enhanced by our mobile and website operations, which require fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenues was largely due to decreases in commission per room night or ticket we generated from our core business.

Operating expenses

        Operating expenses consist primarily of product development expenses, sales and marketing expenses, and general and administrative expenses, all of which include share-based compensation expense. In the first three months of 2014 and 2015, we recorded RMB122 million and RMB159 million (US$26 million) of share-based compensation expense, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

        Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain, monitor and manage our transaction and service platform. Product development expenses accounted for 28% and 35% of our net revenues in the first three months of 2014 and 2015, respectively. The product development expenses as a percentage of net revenues in the first three months of 2015 increased compared to that in the same period in 2014 primarily due to the increases in the number of product development personnel and the average payroll. In the first three months of 2015, we continued to increase expenditure on product development in response to more intense industry competition in order to capture more business opportunities in new products and services as well as in new markets.

        Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Our sales and marketing expenses accounted for 27% and 31% of our net revenues in the first three months of 2014 and 2015, respectively. The increase of sales and marketing expenses as a percentage of net revenues in the first three months of 2015 was primarily due to the increases in advertising expenses and marketing and promotion expenses, in particular, our continued efforts to promote our mobile app across different channels, including through promotions on popular Android app stores and pre-installation arrangements with makers of high-end smartphones.

        General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 12% and 11% of our net revenues in the first three months of 2014 and 2015, respectively. The decrease of general and administrative expenses as a percentage of net revenues in the first three months of 2015 was primarily due to an increase in our revenues.

Results of operations

        The following table sets forth a summary of our consolidated statements of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues:

	For the year ended December 31,							For the three months ended March 31,
	2012		2013		2014			2014		2015
(in thousands, except share, per share and per ADS data)	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(2)%

Consolidated statement of operation data
Net revenues:	4,158,791	100	5,386,746	100	7,346,918	1,184,108	100	1,581,788	100	2,314,776	373,411	100
Cost of revenues	(1,037,791)	(25)	(1,386,767)	(26)	(2,100,606)	(338,556)	(29)	(449,412)	(28)	(704,606)	(113,665)	(30)
Gross profit	3,121,000	75	3,999,979	74	5,246,312	845,552	71	1,132,376	72	1,610,170	259,747	70
Operating expenses
Product development(1)	(911,905)	(22)	(1,245,719)	(23)	(2,321,349)	(374,134)	(32)	(440,653)	(28)	(808,447)	(130,416)	(35)
Sales and marketing(1)	(984,002)	(24)	(1,269,413)	(24)	(2,214,210)	(356,866)	(30)	(429,549)	(27)	(722,505)	(116,552)	(31)
General and administrative(1)	(570,487)	(14)	(646,405)	(12)	(861,551)	(138,856)	(12)	(191,227)	(12)	(259,486)	(41,859)	(11)
Total operating expenses:	(2,466,394)	(59)	(3,161,537)	(59)	(5,397,110)	(869,856)	(73)	(1,061,429)	(67)	(1,790,437)	(288,827)	(77)
Income/(loss) from operations	654,606	16	838,442	16	(150,798)	(24,304)	(2)	70,947	4	(180,267)	(29,080)	(8)
Net interest income and other income/(loss)	296,088	7	306,147	6	286,235	46,133	4	44,869	3	(5,941)	(958)	(0)
Income before income tax expense equity in income of affiliates and noncontrolling interest	950,694	23	1,144,589	21	135,437	21,829	2	115,816	7	(186,208)	(30,038)	(8)
Income tax expense	(294,526)	(7)	(293,740)	(5)	(130,821)	(21,085)	(2)	(46,687)	(3)	(6,289)	(1,015)	—
Equity in income of affiliates	34,343	1	55,554	1	87,006	14,023	1	19,233	1	9,391	1,515	—
Net income/(loss)	690,511	17	906,403	17	91,622	14,767	1	88,362	6	(183,106)	(29,538)	(8)
Less: Net loss/(income) attributable to noncontrolling interests	23,895	1	91,917	2	151,117	24,356	2	26,990	2	57,119	9,214	2
Net income attributable to Ctrip's shareholders	714,406	17	998,320	19	242,739	39,123	3	115,352	7	(125,987)	(20,324)	(5)
Earnings per ordinary share data:
Net income attributable to Ctrip's shareholders	714,406		998,320		242,739	39,123		115,352		(125,987)	(20,324)
Earnings per ordinary share(3), basic	20.87		30.34		7.08	1.14		3.39		(3.58)	(0.58)
Earnings per ordinary share(3), diluted	19.92		26.63		6.35	1.02		3.00		(3.58)	(0.58)
Earnings per ADS, basic	5.22		7.58		1.77	0.29		0.85		(0.90)	(0.15)
Earnings per ADS,diluted	4.98		6.66		1.59	0.26		0.75		(0.90)	(0.15)

(1)
Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the year ended December 31,							For the three months ended March 31,
	2012		2013		2014			2014		2015
(in thousands)	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(2)%

Product development:	132,583	3	138,668	3	184,665	29,763	3	44,382	3	69,471	11,207	3
Sales and marketing	55,892	1	49,105	1	54,392	8,766	1	12,996	1	17,634	2,845	1
General and administrative	243,246	6	250,157	5	257,587	41,516	4	64,267	4	71,805	11,583	3

(2)
Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.1990 to US$1.00 as of March 31, 2015, and a rate of RMB6.2046 to US$1.00 as of December 31, 2014. See "Exchange rate information."

(3)
Each ADS represents 0.25 of an ordinary share.

Results of operations for the three months ended March 31, 2014 and 2015

        Revenues.    Total revenues were RMB2.4 billion (US$394 million) in the three months ended March 31, 2015, representing a 46% increase from RMB1.7 billion in the same period in 2014.

  •
  Accommodation reservation.  Revenues from our accommodation reservation business were RMB952 million (US$154 million) for the three months ended March 31, 2015, representing a 45% increase from RMB657 million in the same period in 2014, primarily driven by a 60% increase in accommodation reservation volume and partially offset by the decline of effective commission rate.

  •
  Transportation ticking.  Revenues from our transportation ticketing business were RMB948 million (US$153 million) for the three months ended March 31, 2015, representing a 46% increase over RMB651 million in the same period in 2014, primarily driven by an 104% increase in ticketing volume and partially offset by the decline of effective commission rate and change in ticket mix.

  •
  Packaged-tour.  Revenues from packaged tours were RMB396 million (US$64 million) in the three months ended March 31, 2015, representing a 53% increase over RMB259 million in the same period in 2014, primarily driven by an increase in volume growth of organized tours and self-guided tours.

  •
  Corporate travel.  Revenues from corporate travel were RMB93 million (US$15 million) in the three months ended March 31, 2015, representing a 31% increase over RMB71 million in the same period in 2014. The increase was primarily driven by the increased corporate travel demand from business activities.

  •
  Other businesses.  Revenues from other businesses were RMB55 million (US$9 million) in the three months ended March 31, 2015, representing a 56% increase over RMB35 million in the same period in 2014. The increase was primarily due to increased revenues from advertising services.

        Business tax and related surcharges.    Our business tax and related surcharges were RMB129 million (USS$21 million) for the three months ended March 31, 2015, representing a 41% increase from RMB91 million in the three months ended March 31, 2014, as a result of the increases in revenues in all of our business lines.

        Cost of revenues.    Cost of revenues were RMB705 million (US$114 million) in the three months ended March 31, 2015, representing a 57% increase from RMB449 million in the three months ended March 31, 2014, primarily due to increased cost associated with the expansion of our accommodation reservation business and the rapid growth of our packaged-tour and ticketing businesses.

        Operating expenses.    Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

  •
  Product development.  Product development expenses for the three months ended March 31, 2015 were RMB808 million (US$130 million), representing a 83% increase from RMB441 million in the three months ended March 31, 2014, primarily due to an increase in product development personnel related expenses, which is in turn due to an increase in the number of product development personnel as we expanded all of our lines of businesses, as well as an increase in the average payroll and share-based compensation to our product development personnel.

  •
  Sales and marketing.  Sales and marketing expenses for the three months ended March 31, 2015 were RMB723 million (US$117 million), representing a 68% increase from RMB430 million in the three months ended March 31, 2014, primarily due to an increase in advertising expenses and marketing and promotion expenses, including our continued intensified efforts to promote our mobile app across different channels, such as through promotions on popular Android app stores and pre-installation arrangements with makers of high-end smartphones.

  •
  General and administrative.  General and administrative expenses for the three months ended March 31, 2015 were RMB259 million (US$42 million), representing a 36% increase from RMB191 million in the three months ended March 31, 2014, primarily due to an increase in amortization expenses for intangible assets of newly acquired entities.

        Equity in income of affiliates.    Equity in income of affiliates was RMB9 million (US$2 million) in the three months ended March 31, 2015, representing a decrease of 51% compared with RMB19 million in the same period in 2014, primarily due to decreased equity pick-up of Homeinns' results of operations and pick-up of the loss of Skysea Cruise, a joint venture with Royal Carribbean Cruises Ltd. designed to serve the Chinese cruise market.

        Interest income.    Interest income decreased by 32% to RMB63 million (US$10 million) in the three months ended March 31, 2015 from RMB92 million in the same period in 2014, primarily due to the decrease of the yield rates of our financial management products, in line with the decrease of state unified interest rate.

        Interest expense.    Interest expense increased by 61% to RMB53 million (US$9 million) in the three months ended March 31, 2015 from RMB33 million in the same period in 2014 primarily due to an increase in short-term loan facilities and the issuance of the 2019 Priceline notes.

        Other expense.    Other expense amounted to RMB15 million (US$2 million) in the three months ended March 31, 2015, compared with RMB14 million in the same period in 2014.

        Income tax expense.    Income tax expense in three months ended March 31, 2015 was RMB6 million (US$1 million), representing a 87% decrease compared to income tax expense of RMB47 million in the same period of 2014, mainly as a result of non-deductible share-based compensation expenses. The effective income tax rate in the three months ended March 31, 2015 was –3%, as compared to 40% in the same period in 2014.

Liquidity and capital resources

        The following table presents a summary of our consolidated balance sheet data as of December 31, 2012, 2013 and 2014, and March 31, 2015:

	For the year ended December 31,				As of March 31,
	2012	2013	2014		2015
(in thousands)	RMB	RMB	RMB	US$	RMB	US$

Consolidated balance sheet data
Cash and cash equivalents	3,421,533	7,138,345	5,300,888	854,348	4,311,369	695,494
Restricted cash	768,229	739,544	836,395	134,802	865,772	139,663
Short-term investments	1,408,664	3,635,091	6,438,855	1,037,755	6,842,571	1,103,819
Accounts receivable, net	983,804	1,518,230	1,826,766	294,422	2,210,789	356,636
Prepayments and other current assets	999,149	1,237,531	2,480,276	399,748	2,315,731	373,565
Non-current assets	4,026,531	6,452,753	14,214,234	2,290,918	15,141,693	2,442,603
Total assets	11,669,751	20,818,474	31,290,917	5,043,180	31,943,854	5,153,066
Short-term borrowings	453,479	774,599	3,560,489	573,847	3,115,803	502,630
Other current liabilities	3,456,655	5,593,409	9,154,214	1,475,391	9,976,035	1,609,298
Other non-current liabilities	1,174,727	5,720,380	8,198,487	1,321,356	8,260,362	1,332,531
Total Ctrip's shareholders' equity	6,489,632	8,530,396	9,529,179	1,535,825	9,528,928	1,537,172
Noncontrolling interests	95,248	199,690	848,548	136,761	1,062,725	171,435
Total shareholder's equity	6,584,880	8,730,086	10,377,727	1,672,586	10,591,653	1,708,607

        As of March 31, 2015, our primary source of liquidity was RMB11.2 billion (US$1.8 billion) of cash, cash equivalents and short-term investment, which include cash generated from operating activities, short-term borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Except as disclosed in this offering memorandum, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our cash and cash equivalents, our anticipated cash flow from operations, our credit facilities and proceeds from our financing activities will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we decide to pursue additional opportunities for investments or acquisitions.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,				For the three months ended March 31,
	2012	2013	2014		2014	2015
(in thousands)	RMB	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by operating activities	1,654,368	2,452,827	1,958,604	315,670	191,529	726,753	117,237
Net cash (used in)/provided by investing activities	(1,239,904)	(4,086,144)	(9,366,411)	(1,509,591)	(424,063)	(1,266,902)	(204,372)
Net cash (used in)/provided by financing activities	(515,564)	5,315,975	5,422,195	873,899	29,687	(436,639)	(70,437)
Effect of foreign exchange rate changes on cash and cash equivalents	19,205	34,154	148,155	23,878	(4,770)	(12,730)	(2,054)
Net increase (decrease) in cash and cash equivalents	(81,895)	3,716,812	(1,837,457)	(296,144)	(207,617)	(989,519)	(159,626)
Cash and cash equivalents at beginning of period	3,503,428	3,421,533	7,138,345	1,150,492	7,138,345	5,300,888	855,120
Cash and cash equivalents at end of the period	3,421,533	7,138,345	5,300,888	854,348	6,930,728	4,311,369	695,494

Operating activities

        Net cash provided by operating activities amounted to RMB727 million (US$117 million) in the first three months of 2015, which was primarily attributable to (i) an add-back of RMB234 million (US$38 million) in non-cash items, primarily relating to share-based compensation expenses, provision for doubtful accounts and depreciation and amortization expenses; (ii) an increase in accounts payable of RMB1.2 billion (US$196 million), primarily due to the increased volume of accommodation reservation and air ticketing services, as we are generally entitled to certain credit terms from our suppliers; (iii) a decrease in prepayments and other current assets of RMB282 million (US$45 million); (iv) an increase in tax payable of RMB90 million (US$14 million) and (v) an increase in accrued liability for our customer reward program of RMB68 million (US$11 million). These increases were partially offset by (i) our net loss of RMB183 million (US$30 million) in the first three months of 2015; (ii) a decrease in advances from customers of RMB559 million (US$90 million), primarily due to more customers' advances having been paid to us before year-end for bookings during Chinese new year; and (iii) an increase in accounts receivable of RMB382 million (US$62 million), primarily due to increased credit card payments from our individual customers for air-ticket booking as well as an increased receivable from our insurance business.

Investing activities

        Net cash used in investing activities amounted to RMB1.3 billion (US$204 million) in the first three months of 2015, which was primarily attributable to an increase in investments and acquisitions, short-term investments in bank deposits with original maturity of more than three months, and increased purchase of additional equipment and software.

Financing activities

        Net cash used in financing activities amounted to RMB437 million (US$70 million) in the first three months of 2015, which was primarily attributable to repayment of short-term bank loans.

Capital expenditures

        As of March 31, 2015, our primary capital commitment was RMB62 million (US$10 million) in connection with capital expenditures of property, equipment and software.

        The following sets forth our contractual obligations as of March 31, 2015:

	Payments due by period
(in RMB thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Convertible senior notes with principal and interest	8,879,762	95,222	617,485	8,167,055	—
Term Loans with principal and interest	2,697,523	2,697,523	—	—	—
Operating lease obligations	532,146	212,121	232,847	81,061	6,117
Purchasae obligations	196,963	196,753	210	—	—

        Our 2017 notes will mature in September 2017, unless earlier repurchased or converted into our ADSs based on an initial conversion price of 51.7116 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2017 notes bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013.

        Our 2018 notes will mature in October 2018, unless earlier repurchased or converted into our ADSs based on an initial conversion price of 12.7568 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2018 notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014.

        The 2019 Priceline notes will mature in August 2019, unless earlier repurchased or converted into our ADSs based on an initial conversion price of 12.2911 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The notes have an interest rate of 1.00% per year that accrues semi-annually from August 7, 2014.

        As of March 31, 2015, we obtained four borrowings of RMB849 million (US$136.9 million) in aggregate collateralized by a bank deposit of RMB1.0 billion classified as short-term investment at one of our wholly-owned subsidiaries. The annual interest rate of these borrowings is approximately 2.2% to 2.5%. We are in compliance with the relevant loan covenants as of March 31, 2015.

        As of March 31, 2015, we obtained six borrowings of RMB1.5 billion (US$237.9 million) in aggregate collateralized by bank deposits of RMB380 million and RMB480 million classified as restricted cash and short-term investment provided by one of our wholly-owned subsidiaries. The annual interest rate of these borrowings is approximately 2.3% to 3.0%. We are in compliance with the relevant loan covenants as of March 31, 2015.

        As of March 31, 2015, we obtained a borrowing of RMB365 million (US$58.8 million) collateralized by a bank deposit of RMB75 million classified as short-term investment at one of our wholly-owned subsidiaries. The annual interest rate of this loan is approximately 2.0%. We are in compliance with the relevant loan covenants as of March 31, 2015.

        Operating lease obligations for the years 2015, 2016, 2017, 2018, 2019 and 2020 are RMB212.1 million, RMB141.0 million, RMB91.8 million, RMB51.7 million, RMB29.4 million and RMB6.1 million, respectively. Rental expenses amounted to approximately RMB94 million, RMB118 million and RMB144 million (US$23 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Rental expense is charged to the statements of income when incurred.

        While the table above indicates our contractual obligations as of March 31, 2015, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

QuickLinks

  Exhibit 99.2
Management's discussion and analysis of financial condition and results of operations